3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752-3064
December 21, 2007
United States Securities and Exchange Commission
Division of Corporation and Finance
100 F. Street N.E.
Washington D.C.
Attention: Mark P. Shuman and David L. Orlic

Re:	3Com Corporation Preliminary Proxy Statement on Schedule 14A Filed on October 23, 2007 File No. 000-12867
Dear Mr. Shuman and Mr. Orlic:
     We are submitting the following response to the comments set forth in your letter dated November 30, 2007 (the “Comment Letter”), addressed to Edgar Masri, President and Chief Executive Officer of 3Com Corporation (“3Com” or the “Company”), relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).
     The Preliminary Proxy Statement relates to the solicitation of proxies from 3Com stockholders in connection with a proposal to adopt the Agreement and Plan of Merger dated September 28, 2007 (the “Merger Agreement”), by and among the Company, Diamond II Holdings, Inc. (“Newco”), and Diamond II Acquisition Corp., an indirect wholly owned subsidiary of Newco (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and the Company will survive as a wholly-owned subsidiary of Newco. Newco was formed in anticipation of the Merger by investment vehicles sponsored by Bain Capital Partners, LLC (“Bain Capital”). At the effective time of the Merger, an affiliate of Huawei Technologies Co. Ltd. (for purposes of this letter, such affiliate or any other affiliate of Huawei Technologies Co. Ltd., “Huawei”) will make a non-controlling investment in Newco.
     For your convenience, we have repeated the comments set forth in the Comment Letter below. Please note that the responses set forth herein are based in part on information provided to the Company by Bain Capital and Huawei. Therefore, such information reflects the best knowledge of the Company as of the date hereof based on such information.

SEC Comment
     Please explain in greater detail the history of Huawei’s interactions with Bain Capital beginning with the discussions in August 2006. For instance, explain what information, if any, Huawei provided to Bain Capital with respect to the operations of H3C or 3Com. To the extent projections or written analyses were provided, please include copies with your response.
Response
     When 3Com and Huawei established the H3C joint venture in 2003, they agreed that, commencing in November of 2006 (i.e., the third anniversary of the formation of the joint venture), either party could initiate a bidding process under which either party could offer to purchase the other’s interest in H3C. Upon the receipt of such an offer, the recipient party was required to either accept the offer or propose a higher counter-offer, with the offer and counter-offer process continuing until one party accepted the other’s offer.
     In July 2006, Huawei and its financial advisor (UBS) began to explore the possibility of selling its remaining interest in H3C to 3Com (under the bidding process or outside the bidding process described above), or, alternatively, engaging in a series of transactions under which (i) Huawei would initiate the bidding process described above in order to purchase 3Com’s entire interest in H3C and (ii) conditioned on the consummation of Huawei’s purchase of 3Com’s interest, a third party would purchase all or a majority of the interest of H3C from Huawei. As part of this process, beginning in July 2006, Huawei and UBS contacted a number of third parties, including Bain Capital, to determine their level of interest in participating in such an alternative transaction with Huawei. In response to Huawei’s overtures, Bain Capital expressed interest in participating in such a transaction. Shortly thereafter, Bain Capital undertook a due diligence investigation of H3C. In connection with this due diligence investigation, Bain Capital entered into a confidentiality agreement and agreed to receive confidential information from H3C with respect to the business, operations and finances of H3C. Bain Capital did not receive any information regarding H3C directly from Huawei, but as a 49% shareholder of H3C and under the terms of the H3C shareholders’ agreement, Huawei was permitted to direct H3C to provide information on a confidential basis regarding H3C to Bain Capital and any other potential bidders for H3C. The information that Bain Capital received from H3C consisted of customary due diligence information of the type generally provided in share purchase transactions. This information was also provided to a number of other parties (in addition to Bain Capital) who had expressed an interest in participating in a transaction with Huawei involving H3C on a confidential basis. None of Huawei, UBS or H3C provided Bain Capital with any information relating to the business, operations or finances of 3Com (other than H3C). In response to your request, we are supplementally providing the staff the due diligence information made available to Bain Capital on a confidential basis that consisted of projections or similar written analyses for H3C. We respectfully request that the staff return such information to us after the staff has completed its review of this matter. We note that several other parties that expressed interest in participating in a transaction with Huawei involving H3C received this information as well.

     As noted in the Preliminary Proxy Statement, in August 2006, 3Com’s Board of Directors determined to seek to acquire Huawei’s remaining interest in H3C. 3Com informed Huawei of this determination in early August 2006 and thereafter sought to negotiate with Huawei to acquire Huawei’s remaining interest in H3C outside the formal bidding process described above. From late August 2006 through the middle of November 2006, 3Com and Huawei discussed various proposals pursuant to which 3Com would acquire Huawei’s remaining interest in H3C and enter into new commercial arrangements with Huawei.
     During this same period beginning in August 2006 through November 2006, Bain Capital and Huawei also had ongoing discussions and several meetings regarding the structure and the terms of a potential transaction involving H3C. Throughout the period of these discussions, Bain Capital continued its due diligence investigation of H3C based, in part, on the confidential information that it had received from H3C.
     As noted in the Preliminary Proxy Statement, after several months of discussions with Huawei, 3Com was unable to negotiate an acquisition of Huawei’s remaining interest in H3C outside the formal bidding process described above. Bain Capital and Huawei were also unable to reach an agreement on the terms of a transaction to purchase 3Com’s interest in H3C. Therefore, on November 15, 2006, 3Com delivered a formal written offer to acquire Huawei’s remaining interest in H3C pursuant to the formal bidding provisions described above. Also as noted in the Preliminary Proxy Statement, after several rounds of bidding, Huawei ultimately agreed to sell its remaining interest in H3C to 3Com on November 27, 2006. Bain Capital did not participate in this transaction.
     After Huawei agreed to sell its remaining interest in H3C to 3Com in November 2006, Bain Capital first began to actively consider an acquisition of 3Com. Bain Capital initiated discussions with Huawei regarding such a transaction and the terms of commercial agreements that Bain Capital wished Huawei to consider if Bain Capital were to acquire a controlling interest in 3Com. Huawei and Bain Capital had extensive discussions regarding these commercial agreements. Throughout this period, Bain Capital and Huawei had several meetings in Shenzhen and had numerous telephone calls to further discuss the terms of possible commercial agreements that the parties might agree to if Bain Capital acquired 3Com. During these business discussions, Huawei provided Bain Capital with a short PowerPoint presentation that contained Huawei’s high level confidential business analysis of 3Com and its business units. With this letter, we are providing the staff that PowerPoint presentation supplementally and we respectfully request that the staff return this presentation to us after the staff has completed its review of this matter. In May 2007, Bain Capital and Huawei agreed upon the terms of the strategic alliance agreement described below. We intend to revise the Preliminary Proxy Statement in the manner set forth below in order to more fully disclose the general nature of this strategic alliance agreement between Bain Capital and Huawei. The terms of the commercial agreements discussed by Bain Capital and Huawei are also summarized below in our response to the staff’s second comment.
     We respectfully submit that the details of Bain Capital’s prior discussions with Huawei in 2006 regarding a potential transaction involving H3C are not relevant to the currently proposed acquisition of 3Com. Prior to acquiring Huawei’s remaining equity interest in H3C in March

2007, 3Com and Huawei jointly owned and operated H3C as a joint venture and both parties were permitted to share information regarding H3C with third parties on a confidential basis. Following 3Com’s acquisition of Huawei’s remaining equity interest in H3C in March 2007, 3Com has owned and operated the H3C business without the participation or input of Huawei. During the period of 3Com’s exclusive ownership and operation of H3C, Huawei and Bain Capital were only able to obtain information regarding the business, operations and finances of 3Com and H3C from 3Com. Moreover, as a general matter, any information that Bain Capital received from H3C during the Summer and Fall of 2006 in connection with Bain Capital’s consideration of a potential transaction involving H3C was stale by the time that Bain Capital and Huawei began to consider an acquisition of 3Com as a whole. The commercial and credit markets have substantially changed since Bain Capital and Huawei initially discussed purchasing 3Com’s ownership interest in H3C, and the scope of the transaction that Huawei and Bain Capital discussed in 2006 was significantly different from the transaction that Bain Capital ultimately agreed to with 3Com. As noted above, an entity sponsored by Bain Capital has agreed to purchase all of the equity of 3Com, not just a majority of the ownership interests of one of its business units. Therefore, we respectfully submit that given the differing scope of the two transactions considered and discussed by Bain Capital and Huawei, the amount of time that has elapsed since the initial discussions between Bain Capital and Huawei, and the changes in the commercial and credit markets generally, detailed information about the earlier negotiations between Bain Capital and Huawei regarding H3C is irrelevant to any evaluation of the Merger and the process undertaken between Bain Capital and 3Com that is the subject of the Preliminary Proxy Statement.
     More generally, we also respectfully reiterate our previously expressed view that Huawei is not (and has never been) an “affiliate” of 3Com because Huawei has never owned shares of 3Com nor has Huawei directly or indirectly had the power to direct or cause the direction of management and policies of 3Com or otherwise “control” 3Com.
SEC Comment
     Please describe the terms of the expanded OEM arrangements, the terms of the “strategic alliance” with Bain Capital, the level of Huawei’s ownership interest in the surviving entity and any role to be played by Huawei or its representatives in the management of the surviving entity.
Response
Strategic Alliance between Bain Capital and Huawei
     In May 2007, prior to entering into negotiations with 3Com, Bain Capital and an affiliate of Huawei entered into a confidential agreement whereby they agreed that should the parties acquire 3Com through a Bain Capital-controlled entity called Newco, Huawei would become a stockholder of Newco, contribute certain assets to and enter into a cross-license agreement with the surviving 3Com entity and extend and expand its OEM arrangements with the surviving 3Com entity (which OEM arrangements would provide for certain requirements-based purchase arrangements). This agreement provided for a period of exclusivity lasting until May 17, 2008 (or, if earlier, when Bain Capital abandoned the acquisition of 3Com), during which time Bain

Capital, Private Equity Party One and Huawei agreed not to solicit, initiate, consider, encourage or accept any proposal or offer from or to any third party to engage in any transaction similar to the acquisition of 3Com. This agreement will not survive the consummation of the Merger. Nevertheless, we intend to revise the Preliminary Proxy Statement in the manner set forth below in order to more fully disclose the general nature of this agreement between Bain Capital and Huawei.
Huawei’s Ownership Interest in Newco
     Upon completion of the Merger, Bain Capital will control 83.5% of the voting securities of Newco and Huawei will control 16.5% of the voting securities of Newco. In connection with the closing of the Merger, Bain Capital and an affiliate of Huawei will enter into a shareholders’ agreement. Pursuant to the shareholders’ agreement, over time, Huawei may increase its equity interest in Newco by up to 5%, but no more than 5%, by earning warrants that would give Huawei the right to make additional cash investments in Newco if and only if Huawei purchases certain agreed amounts of products from H3C and 3Com under OEM arrangements described below. Pursuant to these arrangements, Huawei could increase its ownership in Newco up to a maximum of 21.5% by purchasing products and exercising warrants. Also pursuant to these arrangements, Huawei will not be able to increase its ownership interest in Newco to the maximum 21.5% equity ownership level until 2011 at the earliest. We advise the staff that we intend to revise the Preliminary Proxy Statement in the manner set forth below to disclose these percentages and describe the potential changes that may occur over time.
Huawei’s Limited Role in Management of Newco
     The shareholders’ agreement also includes customary terms pursuant to which Bain Capital will be entitled to elect 8 of 11 directors of Newco and Huawei will be entitled to elect 3 of 11 directors. Huawei will not have any other role in the management of Newco, although as a minority shareholder Huawei will have certain participatory minority rights that constitute protective provisions aimed at protecting its investment and preventing the majority owner from disenfranchising Huawei’s investment. We advise the staff that we intend to revise the Preliminary Proxy Statement in the manner set forth below to describe these management arrangements.
     As a minority investor, Huawei will possess limited but customary minority rights, commensurate with its 16.5% ownership, that are designed primarily (i) to protect it from self-dealing by Bain Capital, and (ii) to ensure that 3Com will continue in its primary business as a producer of the types of products purchased by Huawei during the period the Company is controlled by Bain Capital.
     The minority rights aimed at protecting Huawei against self-dealing by Bain Capital include prohibiting Bain Capital from (a) amending the charter in a manner that would have a disproportionate or material adverse impact on Huawei (for example, by excluding Huawei from the payment of dividends by the Company), (b) taking unilateral action to change Huawei’s rights to elect directors, (c) dissolving 3Com without Huawei’s approval, or (d) selling the Company by means of an asset sale (that may potentially subject Huawei to undesirable tax consequences) rather than a transfer of the Company’s shares. In addition, Huawei will have “preemptive rights,” which would enable Huawei to prevent Bain Capital from diluting the value of Huawei’s investment.
     Huawei will also have protections to assure it that 3Com does not conduct any business or activity, or enter into any transaction, that would result in a fundamental change in the business of 3Com, thereby affecting the ability of 3Com and H3C to continue to supply products to Huawei under the OEM agreements. 3Com also may not sell material assets of H3C if to do so would materially adversely impact their ability to comply with the OEM agreement with Huawei.
OEM and Other Commercial Arrangements between Newco and Huawei
     Bain Capital and Huawei have agreed to the general terms of certain OEM agreements and a license agreement which an affiliate of Huawei will enter into with subsidiaries of 3Com and H3C upon consummation of the Merger. These agreements provide for, among other things, the license of certain technology to Newco and certain requirements-based supply arrangements. These arrangements will oblige Huawei to continue purchasing certain products from H3C beyond 2008, when the existing OEM arrangements between Huawei and H3C would otherwise expire. More specifically, H3C will be the supplier of Huawei’s requirements of certain classes of products, subject to certain quality, quantity and other commercial, regulatory and legal requirements and specifications. As noted above, we intend to revise the Preliminary Proxy Statement in the manner set forth below to include a description of the incentives pursuant to which Huawei may acquire the right to make additional cash investments in Newco over time. Under these economic incentives, if Huawei purchases certain target volumes of products from H3C and 3Com under the OEM agreements, it will earn warrants to purchase additional shares. These OEM purchase targets represent significant increases over historical procurement levels. We have also revised the Preliminary Proxy Statement to include a description of the provisions of the shareholders’ agreement pursuant to which Huawei may elect directors. The remaining arrangements with Huawei, which are described in general terms, are commercial and do not impact the management or policies of Newco.
     We advise the staff that we intend to revise the section of the Preliminary Proxy Statement in the manner set forth below to include a more complete description of the agreements into which Newco and/or 3Com and Huawei would enter upon completion of the Merger. We respectfully submit, however, that these commercial agreements are not relevant to the investment decision that 3Com stockholders are being asked to make in connection with the Merger — a decision to either (i) approve the Merger and accept cash in a Merger in exchange for their equity interest in 3Com, and (ii) rejecting the Merger and maintaining their equity interest in 3Com, which would then continue to be managed by the incumbent 3Com Board of Directors without the benefits or obligations under the commercial agreements described above.
     We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact me at (508) 323-1010 with any questions.

Very truly yours,
/s/ Neal D. Goldman
Neal D. Goldman
Executive Vice President, Chief Administrative and Legal Officer and Secretary

cc:	Edgar Masri, 3Com Corporation
Larry W. Sonsini, Esq., Wilson Sonsini Goodrich & Rosati
Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati
Michael S. Ringler, Esq., Wilson Sonsini Goodrich & Rosati
Howard S. Glazer, Esq., Ropes & Gray LLP

Intended Revisions to Preliminary Proxy Statement:
[GENERAL DESCRIPTIONS OF NEWCO]
     Newco was formed in anticipation of the Merger by investment vehicles sponsored by Bain Capital Partners, LLC (“Bain Capital”). Newco was formed solely for the purpose of acquiring 3Com and has not engaged in any business except for activities incidental to its formation and as contemplated by the Merger Agreement. At the effective time of the Merger, Newco will be majority-owned and controlled by investment vehicles sponsored by Bain Capital. Bain Capital is part of Bain Capital, LLC, a U.S.-based, global private investment firm whose affiliates manage several pools of capital including private equity, venture capital public equity and leverage debt assets with more than $65 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 300 companies around the world, including numerous investments in the software and technology sectors such as Ameritrade, Applied Systems, Aspect Development, Chip PAC, DoubleClick, Epsilon Data Management, Experian, Gartner Group, Integrated Circuit Systems, MCI, NXP, SunGard Data Systems, U.S. Internetworking and UGS. At the effective time of the merger, an affiliate of Huawei Technologies Co. Ltd. will make a non-controlling, minority investment in Newco (the affiliate of Huawei Technologies Co. Ltd. together with Bain Capital, the “Investors”).
     Upon completion of the transaction, Bain Capital will control 83.5% of the voting shares of 3Com’s new parent company and affiliates of Huawei will control 16.5% of the voting shares and Bain Capital will have the right to appoint 8 of 11 members of the board and an affiliate of Huawei will have the right to appoint 3 of 11 members of the board. Huawei will not have any other role in the management of Newco. Bain Capital and an affiliate of Huawei will enter into a shareholders’ agreement, which provides customary shareholders’ protections for Huawei’s minority investment.
     After completion of the transaction, Huawei may increase its equity interest in Newco by up to 5%, but no more, by earning warrants that would give Huawei or its affiliate the right to make additional cash investments in Newco if and only if Huawei purchases certain agreed amounts of products from H3C and 3Com under the OEM arrangements. Pursuant to these arrangements, Huawei could increase its ownership in Newco over time to a maximum of 21.5% by purchasing products and exercising warrants, but will not be able to reach this 21.5% equity ownership until 2011. The minority rights set forth in the shareholders’ agreement, including the right to appoint board members, will not be increased if additional shares are acquired by virtue of the warrants.
[BACKGROUND OF MERGER]
On June 22, 2007, our board of directors received a non-binding indication of interest from Bain Capital and Private Equity Party One to acquire 3Com at a valuation in the range of $5.25-5.85 per share, subject to obtaining financing and conducting comprehensive due diligence. The proposal included an alternate valuation methodology for a purchase of 3Com which excluded our TippingPoint division. The indication of interest also indicated that Bain Capital and Private

Equity Party One had entered into an agreement with Huawei, which among other things provided that if Bain Capital and Private Equity Partner One acquired 3Com, Huawei would become a stockholder of Newco, contribute certain assets to and enter into a cross-license agreement with the surviving 3Com entity and extend and expand its OEM arrangements with the surviving 3Com entity (which OEM arrangements would provide for certain requirements-based purchase arrangements). In addition, the indication of interest stated that the agreement among Bain Capital, Private Equity Partner One and Huawei provided for a period of exclusivity lasting until May 17, 2008 (or, if earlier, when Bain Capital abandoned the acquisition of 3Com), during which time Bain Capital, Private Equity Party One and Huawei agreed not to solicit, initiate, consider, encourage or accept any proposal or offer from or to any third party to engage in any transaction similar to the acquisition of 3Com.